As filed with the Securities and Exchange Commission on April 26, 2010
Registration No. 333-156120

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST EFFECTIVE
AMENDMENT NO. 2
TO
FORM S-1
ON
FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

LIHUA INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	3350	14-1961536
(State or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification Number)
Incorporation or Organization)	Classification Code Number)

Houxiang Five Star Industry District
Danyang City, Jiangsu Province, PR China 212312
+86 51 86317399

(Address, including zip code, and telephone number including area code, of Registrant’s principal executive offices)

Jianhua Zhu
Chief Executive Officer
Lihua International, Inc.
c/o Lihua Holdings Limited
Houxiang Five Star Industry District
Danyang City, Jiangsu Province, PRChina 212312
+86 51 86317399

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
Tel. No.: 212-407-4159  Fax No.: 212-407-4990

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.      ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.
Large Accelerated Filer   ☐     Accelerated Filer   ☐   Non-Accelerated Filer  ☒   Smaller Reporting Company  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.     ☐

This Registration Statement is a Post-Effective Amendment No. 2 on Form S-3 to Registration Statement No. 333-156120 and shall hereafter become effective in accordance with Section 8(c) of the Securities Act of 1933, as amended.

Explanatory Note:  This Post-Effective Amendment No. 2 on Form S-3 to the Registration Statement on Form S-1 (Registration No. 333-156120) (the “Registration Statement”), which was declared effective by the Commission on September 29, 2009 is being filed to update disclosure to include recent audited financial statements and other information.  This post-effective amendment includes (i) 4,541,723 shares of Common Stock currently issued and outstanding, (ii) 800,000 shares of Common Stock issuable upon exercise of Series A Warrants, and (iii) 494,000 shares of Common Stock issuable upon exercise of Series B Warrants, which amount has been reduced from the Original Registration Statement to remove from registration 3,157,459 shares of Common Stock, which have been sold by the Selling Stockholders named herein.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the  registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary Prospectus
Subject To Completion, Dated April 26, 2010

LIHUA INTERNATIONAL, INC.

5,835,723 Shares of Common Stock

This prospectus relates to the resale of up to 5,835,723 shares (the “Shares”) of Common Stock, par value $0.0001 per share (the “Common Stock”) of Lihua International, Inc., a Delaware corporation, that may be sold from time to time by the selling stockholders named in this prospectus on page 20 (the “Selling Stockholders”).  The shares of Common Stock offered under this prospectus  includes (i) 4,541,723 shares of Common Stock currently issued and outstanding, (ii) 800,000 shares of Common Stock issuable upon exercise of Series A Warrants, and (iii) 494,000 shares of Common Stock issuable upon exercise of Series B Warrants (collectively, the “Warrants”).

We will not receive any proceeds from the sale of the Shares by the Selling Stockholders. To the extent the Warrants are exercised for cash, if at all, we will receive the exercise price for those Warrants. The Selling Stockholders may sell their shares of Common Stock on any stock exchange, market or trading facility on which the shares are traded or quoted or in private transactions. These sales may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

Our Common Stock is traded on the NASDAQ Capital Market, under the symbol “LIWA”. The closing price of our Common Stock on April 23, 2010 was $9.12.

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT. SEE “RISK FACTORS” BEGINNING ON PAGE 9 FOR A DISCUSSION OF RISKS APPLICABLE TO US AND AN INVESTMENT IN OUR COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is __________, 2010

Table of Contents

PROSPECTUS SUMMARY	1

THE OFFERING	7

RISK FACTORS	8

NOTE REGARDING FORWARD-LOOKING STATEMENTS	19

USE OF PROCEEDS	20

SELLING STOCKHOLDERS	21

PLAN OF DISTRIBUTION	26

DESCRIPTION OF CAPITAL STOCK	28

TRANSFER AGENT AND REGISTRAR	32

LEGAL MATTERS	32

EXPERTS	32

WHERE YOU CAN FIND ADDITIONAL INFORMATION ABOUT US	32

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	33

(i)

PROSPECTUS SUMMARY

This summary highlights what we consider to be the most important information about us, you should carefully read this prospectus and the registration statement of which this prospectus is a part in their entirety before investing in our Common Stock, especially the risks of investing in our Common Stock, which we discuss later in “Risk Factors,” and our consolidated  financial statements and related notes incorporated by reference from our Annual Report on Form 10-K for the fiscal year ended December 31, 2009. Unless the context requires otherwise, the words “we,” the “Company,” us” and “our” refer to Lihua International, Inc. and our subsidiaries.

The Company

Overview

We were one of the first vertically integrated companies in China to develop, design, manufacture, market and distribute low cost, high quality, alternatives to pure copper wire, which include copper-clad aluminum wire (“CCA”) and recycled scrap copper wire. Primarily because of its high electrical conductivity, pure copper wire is one of the fundamental building blocks in many components in a wide variety of motorized and electrical appliances such as dishwashers, microwaves and automobiles. In most instances, our CCA wire and recycled scrap copper rod and wire products are an excellent, less costly substitute for pure copper wire products.

We sell our wire products directly to manufacturers in the consumer electronics, white goods, automotive, utility, telecommunications and specialty cable industries and to distributors in the wire and cable industries. Our track record and reputation for producing high quality products in large quantities has paved the way for rapid expansion of our customer base. We have approximately 300 customers and no one customer accounts for more than 7% of our sales. The copper wire industry in China is large and growing, and essentially all of our product sales are made to domestic customers in China.

Prior to 2009, our business focused primarily on CCA. Our CCA business consists of acquiring CCA with a line diameter of 2.05 mm from our suppliers as a raw material, reducing the diameter of the CCA by drawing it and then annealing and coating it. Our final CCA product typically has diameters from 0.03 mm to 0.18 mm, depending on customer specifications. To meet strong customer demand, we substantially increased our CCA production capacity from 2,200 tons per annum as of the end of 2006 to 7,500 tons per annum as of December 31, 2009.

In addition to our CCA business, in the first quarter of 2009, we began production of copper rod from recycled scrap copper. The copper rod we produced meets the national purity standard for pure copper. As of December 31, 2009, our scrap copper refinery capacity was approximately 25,000 tons per annum. To the extent our downstream wire-drawing capacity permits, we process our copper rod into copper wire. Because our output of copper rod exceeds our capacity to process it into copper wire, we sell our excess copper rod to other wire manufacturers for further processing. During the nine months ended September 30, 2009, we sold 5,761 tons of copper wire and 8,032 tons of copper rod. We currently are working to expand our wire drawing capacity so that we can use a greater proportion of our copper rod rather than selling it to other manufacturers, thereby increasing our profit margins and overall profitability. We are exploiting a range of marketing strategies for the copper wire business, including cross-selling our copper wire to our existing CCA customers.

Our markets for our three main product categories overlap to a degree, and are characterized by their breadth and depth, with a very large number of current and potential customers for each product category. Copper rod is a raw material used in wire and cable production. Our pure copper rod, which is manufactured from recycled scrap copper, competes directly with copper rod made from “virgin” (e.g. newly mined) pure copper. To date, our raw material costs for bulk scrap copper have been lower than prices for virgin pure copper, which provides us with a pricing advantage in the market. During 2009, we sold copper rod to approximately 100 customers, most of which are producers of smaller diameter copper wire used in power cables ranging in size from high voltage power transmission cables to white good applications such as internal wiring in household appliances and consumer electronics. Our copper wire, which is sold in a variety of diameters and may have undergone further in-line processing such as coating with plastic, is sold to many of the same types of end-use customers who purchase copper wire from our copper rod customers. These include manufacturers of a wide range of power cables and products that incorporate wiring, such as household appliances, automobiles, consumer electronics and telecommunications equipment. Our CCA wire is sold to many of these manufacturers as well. CCA wire sells at a lower cost per unit of weight than pure copper wire, due to the relatively lower density of the aluminum core which makes up most of the volume of CCA wire. Our CCA wire offers conductivity performance characteristics that are only marginally below those of pure copper wire, which means they are attractive in a wide variety of product applications where a slight reduction in conductivity standard is tolerable (such as most household appliance, automotive, consumer electronics and telecommunications applications). Examples of relatively high tolerance product applications where our CCA wire would not provide an acceptable replacement option for pure copper wire would be military/space equipment and wiring in nuclear power plants. One low tolerance product category that requires pure copper wire rather than our less costly CCA wire is electric motors, which require pure copper wire windings. The markets for each of our three product lines are growing rapidly, due both to growing demand in China for all types of basic wire raw materials and the relative cost advantages our product lines carry over “virgin” pure copper competitor products.

We believe that we are well positioned to continue capturing further market share in the copper wire industry. Our copper wire from recycled copper and CCA are increasingly being accepted as alternatives to pure copper wire in the domestic Chinese market. As a result, Our sales and net income have increased substantially during the last three years. We generated sales of $161.5 million, $50.0 million and $32.5 million for the years ended December 31, 2009, 2008 and 2007, respectively. We achieved net income of $16.8 million, $11.7 million and $7.7 million for the years ended December 31, 2009, 2008 and 2007, respectively. In 2009, we had a non-cash charge of $8.8 million, which resulted from the change in the fair value of the warrants issued to investors in conjunction with the Company’s issuance of convertible Preferred Stock in October 2008. Excluding the impact of this non-cash charge, non-GAAP net income for 2009 was $25.6 million, up 118.7% from the same period last year.

Our capacity to sell our copper rod, recycled copper wire products (drawn from copper rod) and CCA wire products (drawn from larger diameter CCA wire) is limited by the equipment we have installed to produce these products. Our copper rod is made from bulk scrap copper, which is cleaned, purified and smelted in large capacity smelter units. At the present time we have a single horizontal copper rod extrusion production line, fed by two smelters, which is capable of producing 25,000 tons of copper rod per year in total. In 2009 we sold 9,630 tons of copper rod, all of which was produced on this smelter/extrusion line. As of December 31, 2009, we operated approximately 80 high speed wire drawing machines, which draw larger diameter copper rod or CCA rod into much finer diameter wires, with a total capacity of approximately 7,500 tons per annum of CCA wire and approximately 18,000 tons per annum of copper wire. Certain of these drawing machines incorporate additional production steps such as coating, annealing or magnetizing the fine wire produced. These drawing machines are manufactured to our design and specifications by custom equipment manufacturers located in China. We are not dependent on any single custom equipment manufacturer for the fabrication of our drawing lines. We anticipate that we will add six additional high-capacity drawing machines in the first two quarters of 2010, all of which will be used to draw copper wire from our copper rod, and which will increase our annual copper wire production capacity to 25,000 tons. We further anticipate that we will continue to add drawing machines in the second half of 2010. Depending on anticipated market demand, we may also add to our smelter/extrusion capacity in the second half of 2010 or the first half of 2011, so that we can increase our production volumes of copper rod. Accordingly, we do not anticipate that our sales will be capacity-constrained in the near future, even if we continue to experience rapid sales growth.

We continuously pursue technological innovations and improvements in our manufacturing processes. We have obtained one utility model patent in China and have three pending invention patent applications in China related to our production process. In addition, we have entered into a technology cooperation agreement with a university in China. We believe that our emphasis on technological innovations and production efficiency has contributed significantly to our leading industry position in China and will continue to do so for the foreseeable future.

Further, significant barriers to entry make it difficult for newcomers to successfully compete with our CCA and copper wire businesses. For example, with respect to CCA, during the process of drawing, annealing and coating CCA, it is technologically challenging to maintain high quality and maintain the integrity of copper and aluminum weight and volume distribution without breakage, especially for finer diameter wires. Our knowledge and experience in successfully generating high quality CCA fine and super fine wires put us at a significant advantage over would-be competitors. With respect to pure copper wire, our proprietary recycling technology offers us a unique ability to produce high quality pure copper wire from scrap copper. This enables us to have a lower raw material cost base comparing to pure copper wire produced from “virgin” pure copper sourced from copper mines. Our experience and technology allow us to offer products that are, in most instances, superior and more cost-effective to those that our potential competitors can produce. Because we are already an approved vendor for many of our customers and qualifying new vendors can be time-consuming, we believe we are further advantaged vis-à-vis potential competitors.

To minimize exposure to copper commodity risk exposure, we maintain minimal raw material inventory. In addition, we charge a fixed dollar processing fee for most of our products thus enabling us to pass most of the underlying copper price exposure to our customers, and minimize our exposure to copper price fluctuation. We confirm raw material purchase orders for scrap copper or CCA with suppliers for each sales order only when the applicable sales order has been received. On the other hand, our principal CCA and scrap copper suppliers usually dedicate portions of their inventories as reserves to meet our manufacturing requirements. Our most significant supplier of CCA provides approximately 30% of our CCA raw material needs, but we have built a large network of reliable suppliers that deliver high quality raw materials, and accordingly, are not dependent upon any one supplier for our success.

We believe that our experienced management team will continue to leverage our leading technologies and increasing capacity to manufacture, produce, market and distribute cost-effective, high quality CCA, recycled copper wire and other alternatives to pure copper wire. If, as anticipated, worldwide demand for alternatives to pure copper wire grow and we continue to innovate and improve our processes, we will be well positioned to compete in the copper wire market on a global scale.

Our Strengths

We believe that the following strengths have contributed to our competitive position in China:

Leading market position and early-mover advantage.   We are one of the leading CCA wire producers in China, as measured by our current annual superfine wire production capacity of 7,500 tons. We are targeting to increase our annual CCA wire production capacity to 10,000 tons by the end of 2010 through internal expansion.

We believe we were one of the first companies in China to produce CCA superfine wire on a commercial scale. This early-mover advantage in China coupled with our reputation for high quality products has enabled us to establish a wide array of customer and supplier relationships and to expand our relationships with our existing customers. We have recently launched commercial production of superfine wires that are manufactured from refined scrap copper and are also in the process of developing a super-micro-fine wire production technology.

We believe we are well positioned to leverage our increasing production scale and to expand our customer base and product portfolio, to meet China’s growing demand for cable and wire products.

Proprietary automated and efficient production facility that can be scaled to meet increased demand.   To cope with surging demand, we have continuously expanded our production facility in a very rapid way: our production capacity increased from 2,200 tons per annum in 2006 to 7,500 tons per annum as of December 31, 2009. We have targeted to increase our annual production capacity in CCA wire, copper wire, and scrap copper refinery to 10,000, 25,000 and 25,000 tons, respectively, by the end of 2010, and to 15,000, 50,000 and 100,000 tons, respectively, by the end of 2011. We launched production in our new plant in March 2009. This new plant occupies about 66,000 square meters and is six times of the size of our old plant.

Efficient proprietary production technology.   We continually pursue technological improvements to our manufacturing processes via our strong in-house development teams. We have obtained one utility model patent for our manufacturing process, and have three other pending invention patents related to our production processes. In addition, we have entered into technology cooperation agreements with research institutes to develop new techniques and processes. Our research and development (“R&D”) efforts have generated technological improvements that have been instrumental in controlling our production costs and increasing our operational efficiency. The combination of our trade secrets and our proprietary production technology enables us to use lower-cost recycled copper feedstock and to produce wire with a smaller line diameter.

Rigorous quality control standards.   Consistent with our continuing commitment to quality, we impose rigorous quality control standards at each stage of our production process. Since January 2007, our plant has maintained ISO9001:2000, a certification of quality management systems maintained by the International Organization of Standardization and administered by certification and accreditation bodies, which is subject to annual review. For copper magnet wire, we obtained a National Industrial Production License for copper magnet wire in January 2009 and satisfied the UL standard in October 2008. According to a test report dated April 17, 2008, China’s Machinery Industry Quality Supervision and Test Center For Electrical Material and Special Wire and Cable, a government inspection and testing agency, recycle copper rod produced by us satisfied the national standard for electrical copper wire, GB/T3952-1998. We believe these testing results demonstrate our commitment to producing high-quality products as well as providing us with a competitive advantage over certain domestic competitors in the event China implements stricter fuel-quality standards in the future.

Strong technology improvement and R&D capabilities.   Our technology improvement and R&D infrastructure includes a team of more than 30 professionals focusing on quality assurance, equipment maintenance, process maintenance and improvement, and new product and process R&D. We absorb most of the technology related expenses in our production costs, and thus have only incurred R&D costs at very low levels in past years. However, we believe our overall technology-related spending is greater than many of our China-based competitors. We were granted one utility model patent and have three pending invention patents relating to our production process. We believe our knowledge and experience in R&D are the key reason why we were able to become one of the earliest and leading CCA manufacturers in China and enabled us the ability to expedite the launch of our refined superfine copper wire production. In addition, our newly launched scrap copper refinery operation utilizes a proprietary cleaning solution to cleanse and refine recycled scrap copper to high purity copper rod product which meets the national industry standard for pure copper. As a result, we have been able to take advantage of the emerging market opportunity given the copper price volatility in recent years.

Experienced management and operations teams with local market knowledge.   Our senior management team and key operating personnel have extensive management skills, relevant operating experience and industry knowledge. Mr. Zhu, our founder, Chairman and CEO, has extensive experience managing and operating companies in the cable and wire industry. We believe our management team’s in-depth knowledge of the Chinese market will enable us to formulate sound expansion strategies and to take advantage of market opportunities.

Our Strategies

We will continue to strive to be a leading supplier of copper replacement products in the PRC cable and wire industry, while maximizing shareholder value and pursuing a growth strategy that includes:

Developing market driven new products and processes.   We consistently pursue technological improvements to our manufacturing processes and new product development through our strong in-house technology development team. Our R&D efforts have generated technological improvements that have been instrumental in controlling our production costs and increasing our operational efficiency. Our combination of trade secrets and proprietary production technology enables us to use lower-cost feedstock and to attain higher product quality. Through innovation and further production efficiencies, we believe our emphasis on R&D will enable us to maintain our position as a leading copper replacement product supplier in the PRC cable and wire industry.

Reliable supplier network for low cost raw materials.   We maintain a long-term supply relationship with several key suppliers. We believe many of our suppliers prefer to sell raw materials to us due to our track record for prompt payment as well as our ability to accept large quantities of raw materials. Our long-standing supplier relationships provide us with a competitive advantage in China, and we intend to broaden these relationships to parallel our efforts to increase the scale of our production facilities, thereby maintaining a diverse supplier network while leveraging our purchasing power to obtain favorable price and delivery terms. With the launch of the scrap copper refinery business, we have also established a scrap copper warehouse in one of the largest scrap metal markets in China.

Production capacity expansion.   In order to accommodate the rapidly increasing demand of our products, we have expanded, and plan to continue to expand, our manufacturing capacity. An increase in capacity has a significant effect on our results of operations, both in allowing us to produce and sell more products and achieve higher revenues, and in lowering our manufacturing costs resulting from economies of scale. We have expanded rapidly since we launched our CCA wire production in 2006. The following table sets forth information on the historical development of our production facilities:

	Plant 1	Plant 2
Location	Danyang, Jiangsu	Danyang, Jiangsu
Began construction	March 1999	March 2008
Began production	January 2006	March 2009
Capacity as of March 31, 2009 (mt per year)	CCA wire-7,500	Copper refinery-25,000
Copper wire-18,000
Site area (square meters)	11,000	66,000

We believe our expansion strategy will enable us to benefit from continued growth in overall copper demand in China. The following sets out our future plan to ramp up our annual manufacturing capacity:

	By the end of
	2009	2010	2011
Copper wire (MT)	18,000	20,000	50,000
CCA wire (MT)	7,500	10,000	15,000
Copper refinery (MT)	25,000	25,000	100,000

Selectively pursue acquisition opportunities.   Although we have not identified a potential acquisition target(s), we may in the future look to acquire businesses or assets that may enhance our market position.

Strengthening our relationships with key customers and diversifying our customer base.   We intend to strengthen our existing relationships with key customers while further expanding our customer base. We plan to continue providing high-quality and cost-competitive products to our existing customers and use our existing customer network and strong industry reputation to expand geographically to strategic locations across China. We plan to increase our sales service personnel to further expand our supplier and customer base and to provide increased coverage of the market. To assist our efforts, we intend to continue to use customer feedback to improve our service quality and strengthen our long-term customer base.

Competition

China is the world’s largest producer and market for cable and wire. Our sales are predominantly in the PRC, and as a result, our primary competitors are PRC domestic companies. To a lesser degree we face competition from international companies.

We believe being located in China provides us with a number of competitive factors within our industry, such as:

•	Pricing. A producer’s flexibility to control pricing of products and the ability to use economies of scale to secure competitive pricing advantages;

•	Technology. A producer’s ability to manufacture products efficiently, utilize low-cost raw materials, and to achieve better production quality; and

•
Barriers to entry.   A producer’s technical knowledge, access to capital, local market knowledge and established relationships with suppliers and customers to support the development of commercially viable production facilities.

Competition in the bimetallic industry, particularly in China, can be characterized by rapid growth and a concentration of manufacturers. We believe we differentiate ourselves by being an early mover in the industry, and by offering superior product quality, timely delivery and better value. We believe we have the following advantages over our competitors:

•	the performance and cost effectiveness of our products;

•	our ability to manufacture and deliver products in required volumes, on a timely basis, and at competitive prices;

•	superior quality and reliability of our products;

•	our after-sale support capabilities, from both an engineering and an operational perspective;

•	excellence and flexibility in operations;

•	effectiveness of customer service and our ability to send experienced operators and engineers as well as a seasoned sales force to assist our customers; and

•	overall management capability.

Corporate Structure

The following diagram illustrates our corporate and shareholder structure as of the date of this prospectus.  All of our subsidiaries are owned directly by us.

 Executive Office

Our executive offices are located in China at Houxiang Five-Star Industry District Danyang City, Jiangsu Province, People’s Republic of China 212312. Our telephone number is +86 511-86317399. Our website address is www.lihuaintl.com. Information contained on or accessed through our website is not intended to constitute and shall not be deemed to constitute part of this prospectus or the Registration Statement on Form S-3 of which this prospectus forms a part.

THE OFFERING

The Offering

This prospectus relates to the sale by the Selling Stockholders of up to 5,835,723 shares of our Common Stock, which includes (i) 4,541,723 shares of Common Stock; (ii) 800,000 shares of Common Stock underlying our Series A Warrants, and (iii) 494,000 shares of Common Stock underlying our Series B Warrants.

Common Stock outstanding prior to offering	29,143,432

Total shares of Common Stock offered by Selling Stockholders	5,835,723

Common Stock to be outstanding after the offering (assuming full exercise of the Warrants)	30,437,432

Use of proceeds of sale
We will not receive any of the proceeds from the sale of the shares of Common Stock by the Selling Stockholders. However, to the extent that the Warrants are exercised for cash, we will receive proceeds from any exercise of the Warrants up to an aggregate of $4,529,000. We intend to use any proceeds received from the exercise of the Warrants, for working capital and other general corporate purposes.

Risk Factors	See “Risk Factors” beginning on page[ ]and other information included in this prospectus for a discussion of factors you should consider before deciding to invest in shares of our Common Stock.

RISK FACTORS

Investing in our securities involves a great deal of risk. Careful consideration should be made of the following factors as well as other information included in this prospectus before deciding to purchase our Common Stock. You should pay particular attention to the fact that we conduct all of our operations in China and are governed by a legal and regulatory environment that in some respects differs significantly from the environment that may prevail in other countries. Our business, financial condition or results of operations could be affected materially and adversely by any or all of these risks.

THE FOLLOWING MATTERS MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION, LIQUIDITY, RESULTS OF OPERATIONS OR PROSPECTS, FINANCIAL OR OTHERWISE. REFERENCE TO THIS CAUTIONARY STATEMENT IN THE CONTEXT OF A FORWARD-LOOKING STATEMENT OR STATEMENTS SHALL BE DEEMED TO BE A STATEMENT THAT ANY ONE OR MORE OF THE FOLLOWING FACTORS MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN SUCH FORWARD-LOOKING STATEMENT OR STATEMENTS.

Risks Related to Our Business

We have a limited operating history.

Our limited operating history and the early stage of development of the CCA industry and the scrap copper recycling industry in which we operate makes it difficult to evaluate our business and future prospects. Although our revenues have grown rapidly, we cannot assure you that we will maintain our profitability or that we will not incur net losses in the future. We expect that our operating expenses will increase as we expand. Any significant failure to realize anticipated revenue growth could result in operating losses.

We will continue to encounter risks and difficulties in implementing our business model.

We believe that our business model will allow us to become a leader in the CCA and the scrap copper recycling industries in which we operate. However, we can not assure you that our business model will be effective. We are susceptible to risks, including the failure to create awareness of our products, protect our reputation and develop customer loyalty, the inability to manage our expanding operations, the failure to maintain adequate control of our expenses, and the inability to anticipate and adapt to changing conditions in the markets in which we operate as well as the impact of any changes in government regulation, mergers and acquisitions involving our competitors, technological developments, and other significant competitive and market dynamics. If we are not successful in addressing any or all of these risks, our business may be materially and adversely affected.

Quarterly operating results may fluctuate.

Our quarterly results of operations may fluctuate as a result of a number of factors, including fluctuation in the demand for and shipments of our products and changes in the prices of copper which directly affect the price of our products and may influence the demand for our products. Therefore, quarter-to-quarter comparisons of results of operations have been and will be impacted by the volume of such orders and shipments. In addition, our operating results could be adversely affected by the following factors, among others, such as variations in the mix of product sales, price changes in response to competitive factors, increases in raw material costs and other significant costs, increases in utility costs (particularly electricity) and interruptions in plant operations resulting from the interruption of raw material supplies and other factors. Our operating results are also impacted during the summer months, when production at our factory declines due to the hot weather in Southern China.

Fluctuating copper prices impact our business and operating results.

Copper prices, which have increased quite rapidly over the past several years, declined during 2008 and recently increased over 50% to $4,700 per ton from its low during 2008. Such prices may continue to vary significantly in the future because the copper industry is highly volatile and cyclical in nature. This affects our business both positively and negatively. For example, since our products are a substitute for pure copper wire, higher copper prices usually increase demand for our CCA products, while lower copper prices can decrease demand for CCA products. Numerous factors, most of which are beyond our control, influence copper price. These factors include general economic conditions, industry capacity, utilization, import duties and other trade restrictions. We cannot predict copper prices in the future or the effect of fluctuations in the costs of copper on our future operating results. Consequently, fluctuations in copper prices can significantly affect our business and operating results.

We may encounter substantial competition in our business and our failure to compete effectively may adversely affect our ability to generate revenue.

The CCA and scrap copper recycling industries are becoming increasingly competitive. Our competitors may have greater market recognition and substantially greater financial, technical, marketing, distribution, purchasing, manufacturing, personnel and other resources than we do. Furthermore, some of our competitors have manufacturing and sales forces that are geographically diversified, allowing them to reduce transportation expenses, tariff costs and currency fluctuations for certain customers in markets where their facilities are located. The principal elements of competition in the bimetallic industry are, in our opinion, pricing, product availability and quality. In order to succeed in the bimetallic industry, we must be competitive in our pricing, product availability and quality. If we fail to do so, we will not be able to compete effectively and will lose market share. In such case we may be forced to reduce our margins to retain or acquire that business, which could decrease our revenues or slow our future revenue growth and lead to a decline in profitability. Further, to the extent that, whether as a result of the increased cost of copper, the relative strength of the Chinese currency, shipping costs or other factors, we are not able to price our products competitively, our ability to sell our products in both the Chinese domestic and the international markets will suffer.

We may not be able to effectively control and manage our growth.

If our business and markets grow and develop it may be necessary for us to finance and manage expansion in an orderly fashion. In addition, we may face challenges in managing expanding product offerings. Such circumstances will increase demands on our existing management and facilities. Failure to manage this growth and expansion could interrupt or adversely affect our operations and cause production backlogs, longer product development time frames and administrative inefficiencies.

Shortages or disruptions in the availability of raw materials could have a material adverse effect on our business.

We expect that raw materials of CCA and recycled copper will continue to account for a significant portion of our cost of goods sold in the future. The prices of raw materials fluctuate because of general economic conditions, global supply and demand and other factors causing monthly variations in the costs of our raw materials purchases. The macro-economic factors, together with labor and other business interruptions experienced by certain suppliers, have contributed to periodic shortages in the supply of raw materials, and such shortages may increase in the future. If we are unable to procure adequate supplies of raw material to meet our future production needs and customer demand, shortages could result in a material loss of customers and revenues and adversely impact our results of operations. In addition, supply shortages or disruptions or the loss of suppliers may cause us to procure our raw materials from less cost effective sources and may have a material adverse affect on our business, revenues and results of operations.

We depend on a few suppliers for a significant portion of our principal raw materials and we do not have any long-term supply contracts in excess of one year. Interruptions of production at our key suppliers may affect our results of operations and financial performance.

We rely on a limited number of suppliers for most of the raw materials we use. Interruptions or shortages of supplies from our key suppliers of raw materials could disrupt production or impact our ability to increase production and sales. We do not have long-term or volume purchase agreements in excess of one year with most of our suppliers. Identifying and accessing alternative sources may increase our costs. Interruptions at our key suppliers could negatively impact our results of operations, financial performance and the price of our Common Stock.

Due to increased volatility of raw material prices, the timing lag between the raw material purchase and product pricing can negatively impact our profitability.

Volatility in the prices of raw materials, among other factors, may adversely impact our ability to accurately forecast demand and may have a material adverse impact on our results of operations. We mitigate the impact of changing raw material prices by passing changes in prices to our customers by adjusting prices daily to reflect changes in raw material prices, as is customary in the industry. We may not be able to adjust our product prices rapidly enough in the short-term to recover the costs of increases in raw materials. Our future profitability may be adversely affected to the extent we are unable to pass on higher raw material costs to our customers.

Increases in raw materials prices will increase our need for working capital.

As the prices of raw materials increase, our working capital requirements increase. Increases in our working capital requirements can materially adversely impact our results of operations, our cash flow and our available liquidity to fund other business needs. Furthermore, there is no assurance we would be able to finance additional working capital requirements or finance such working capital requirements on favorable terms. If we were unable to obtain financing on favorable terms, our business and results of operations may be adversely affected. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations —Liquidity and Capital Resources” below.

Increases in raw materials prices may increase credit and default risk with respect to our customers.

Increases in the price of our products, as raw material prices rise, may place additional demands on the working capital and liquidity needs of our customers. Accordingly, our customers’ cash flow may be negatively impacted which may have an adverse affect on the timing and amount of payment on our accounts receivable, which would in turn, negatively affect our results of operations.

If the CCA industry does not grow or grows at a slower speed than we project, our sales and profitability may be materially adversely affected.

We derive most of our profits from sales of our products in China. The continued development of our business depends, in large part, on continued growth in the bimetallic industry in China. Although China’s CCA industry has grown rapidly in the past, it may not continue to grow at the same growth rate or at all in the future. Any reduced demand for our products, any downturn or other adverse changes in China’s CCA or related industries could severely impact the profitability of our business.

Potential environmental liability could have a material adverse effect on our operations and financial condition.

As a manufacturer, we are subject to various Chinese environmental laws and regulations on air emission, waste water discharge, solid wastes and noise. Although we believe that our operations are in substantial compliance with current environmental laws and regulations, we may not be able to comply with these regulations at all times as the Chinese environmental legal regime is evolving and becoming more stringent. Therefore, if the Chinese government imposes more stringent regulations in the future, we may have to incur additional and potentially substantial costs and expenses in order to comply with new regulations, which may negatively affect our results of operations. Further, no assurance can be given that all potential environmental liabilities have been identified or properly quantified or that any prior owner, operator, or tenant has not created an environmental condition unknown to us. If we fail to comply with any of the present or future environmental regulations in any material aspects, we may suffer from negative publicity and be subject to claims for damages that may require us to pay substantial fines or have our operations suspended or even be forced to cease operations.

Key employees are essential to growing our business.

Mr. Jianhua Zhu, Ms. Yaying Wang and Mr. Roy Yu, along with Ms. Zhu Junying, Mr. Yin Falong and Mr. Yu Niu are essential to our ability to continue to grow our business. Each of these key employees have established relationships within the industries in which we operate. Each of these employees have agreed to non-solicitation and non-compete restrictions during the course of their employment with us, however, these restrictions only extend for a one year period from termination. Further, we do not maintain, or intend to maintain, key person life insurance for any of our officers or key employees. If any of them were to leave us, our growth strategy might be hindered, which could limit our ability to increase revenue. In addition, we face competition for attracting skilled personnel. If we fail to attract and retain qualified personnel to meet current and future needs, this could slow our ability to grow our business, which could result in a decrease in market share.

 In the past several years we have derived a significant portion of our revenues from a small group of customers. If we were to become dependent again upon a few customers, such dependency could negatively impact our business, operating results and financial condition.

Previously, our customer base has been highly concentrated. For the year ended December 31, 2009 and each of the fiscal years ended December 31, 2006, 2007 and 2008, our five largest customers accounted for 6.9%, 22.5%, 14.5% and 20.2% of our total sales, respectively, and the single largest customer accounted for 1.6%, 5.0%, 3.0% and 6.6% of our total sales, respectively. As our customer base may change from year-to-year, during such years that the customer base is highly concentrated, the loss of, or reduction of our sales to, any of such major customers could have a material adverse effect on our business, operating results and financial condition.

We may need additional financing, which may not be available to find such financing on satisfactory terms or at all.

Our capital requirements may be accelerated as a result of many factors, including timing of development activities, underestimates of budget items, unanticipated expenses or capital expenditures, future product opportunities with collaborators, future licensing opportunities and future business combinations. Consequently, we may need to seek additional debt or equity financing, which may not be available on favorable terms, if at all, and which may be dilutive to our stockholders.

We may seek to raise additional capital through public or private equity offerings, debt financings or additional corporate collaboration and licensing arrangements. To the extent we raise additional capital by issuing equity securities, our stockholders may experience dilution. To the extent that we raise additional capital by issuing debt securities, we may incur substantial interest obligations, may be required to pledge assets as security for the debt and may be constrained by restrictive financial and/or operational covenants. Debt financing would also be superior to our stockholders' interest in bankruptcy or liquidation. To the extent we raise additional funds through collaboration and licensing arrangements, it may be necessary to relinquish some rights to our technologies or product candidates, or grant licenses on unfavorable terms.

If we fail to adequately protect or enforce our intellectual property rights, or to secure rights to patents  of others, the value of our intellectual property rights could diminish.

Our success, competitive position and future revenues will depend in part on our ability to obtain and maintain patent protection for our products, methods, processes and other technologies, to preserve our trade secrets, to prevent third parties from infringing on our proprietary rights and to operate without infringing the proprietary rights of third parties.

To date, we have one approved utility model patent and three patent applications filed with the State Intellectual Property Office of the PRC. However, we cannot predict the degree and range of protection patents will afford us against competitors. Third parties may find ways to invalidate or otherwise circumvent our proprietary technology. Third parties may attempt to obtain patents claiming aspects similar to our patent applications. If we need to initiate litigation or administrative proceedings, such actions may be costly whether we win or lose.

Our success also depends on the skills, knowledge and experience of our scientific and technical personnel, consultants, advisors, licensors and contractors. To help protect our proprietary know-how and inventions for which patents may be unobtainable or difficult to obtain, we rely on trade secret protection and confidentiality agreements. If any of our intellectual property is disclosed, our value would be significantly impaired, and our business and competitive position would suffer.

If we infringe the rights of third parties, we could be prevented from selling products, forced to pay damages and compelled to defend against litigation.

If our products, methods, processes and other technologies infringe proprietary rights of other parties, we could incur substantial costs, and may have to obtain licenses (which may not be available on commercially reasonable terms, if at all), redesign our products or processes, stop using the subject matter claimed in the asserted patents, pay damages, or defend litigation or administrative proceedings, which may be costly whether we win or lose. All of the above could result in a substantial diversion of valuable management resources.

We believe we have taken reasonable steps, including comprehensive internal and external prior patent searches, to ensure we have freedom to operate and that our development and commercialization efforts can be carried out as planned without infringing others’ proprietary rights. However, we cannot guarantee that no third party patent has been filed or will be filed that may contain subject matter of relevance to our development, causing a third party patent holder to claim infringement. Resolving such issues has traditionally resulted, and could in our case result, in lengthy and costly legal proceedings, the outcome of which cannot be predicted accurately.

One shareholder owns a large percentage of our outstanding stock and could significantly influence the outcome of our corporate matters.

Currently, Magnify Wealth beneficially owns approximately 55.3% of our outstanding Common Stock. Mr. Zhu, our Chairman and CEO, is the sole director of Magnify Wealth. As the sole director of Magnify Wealth, Mr. Zhu has the sole power to vote the shares of our Common Stock owned by Magnify Wealth, and as a result, is able to exercise significant influence over all matters that require us to obtain shareholder approval, including the election of directors to our board and approval of significant corporate transactions that we may consider, such as a merger or other sale of our company or its assets. Additionally, pursuant to the Share Transfer Agreement, Mr. Zhu has an option that vests over time, the conditions of which have been met as of the date herewith, allowing Mr. Zhu to purchase up to 3,000 shares of Magnify Wealth from Mr. Chu (the “Option Shares”). At such time as Mr. Zhu exercises and acquires, all of the Option Shares, he will own shares representing 81.9% of Magnify Wealth’s issued and outstanding shares. As of March 23, 2010, Mr. Zhu was entitled to acquire 50% of the Option Shares, which equals 1,500 shares. Once the Option Shares are exercised, Mr. Zhu will then also have a controlling equity interest in Magnify Wealth. This concentration of ownership in our shares by Magnify Wealth will limit your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us.

If we are unable to maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations, result in the restatement of our financial statements, harm our operating results, subject us to regulatory scrutiny and sanction, cause investors to lose confidence in our reported financial information.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud.    As a public company, we have significant additional requirements for enhanced financial reporting and internal controls. We will be required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm addressing these assessments. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company.

We cannot assure you that we will not, in the future, identify areas requiring improvement in our internal control over financial reporting. We cannot assure you that the measures we will take to remediate any areas in need of improvement will be successful or that we will implement and maintain adequate controls over our financial processes and reporting in the future as we continue our growth. If we are unable to establish appropriate internal financial reporting controls and procedures, it could cause us to fail to comply with Sarbanes-Oxley and meet our reporting obligations, result in the restatement of our financial statements, harm our operating results, subject us to regulatory scrutiny and sanction, and cause investors to lose confidence in our reported financial information.

We may incur significant increased costs as a result of being a public company.

As a public company, we incur significant legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC, have required changes in corporate governance practices of public companies. We expect the implementation of these new rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. In addition, we will incur additional costs associated with our public company reporting requirements. We continue to evaluate and monitor our costs to implement these rules and regulations and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Due to lower profit margins associated with the sale of copper rods, we expect our overall gross profit margin to initially decline.

Our gross margin is affected by our product mix. As a result of significant costs associated with production in our scrap recycling business, copper rod contributes a lower gross profit margin compared to our finished wire products. With the recent launch of this business, we expect that as the sales of the copper rod increases over time, there will be a decline in our gross margin, unless we are able to add additional processing capacity which we may not be able to do.

Risks Associated With Doing Business In China

There are substantial risks associated with doing business in China, as set forth in the following risk factors.

Our operations and assets in China are subject to significant political and economic uncertainties.

Changes in PRC laws and regulations, or their interpretation, or the imposition of confiscatory taxation, restrictions on currency conversion, imports and sources of supply, devaluations of currency or the nationalization or other expropriation of private enterprises could have a material adverse effect on our business, results of operations and financial condition. Under our current leadership, the Chinese government has been pursuing economic reform policies that encourage private economic activity and greater economic decentralization. There is no assurance, however, that the Chinese government will continue to pursue these policies, or that it will not significantly alter these policies from time to time without notice.

We derive a substantial portion of our sales from China and a slowdown or other adverse developments in the PRC economy may materially and adversely affect our customers, demand for our services and our business.

Substantially all of our sales are generated from China. We anticipate that sales of our products in China will continue to represent a substantial proportion of our total sales in the near future. Although the PRC economy has grown significantly in recent years, we cannot assure you that such growth will continue. The industry which we are involved in the PRC is relatively new and growing, but we do not know how sensitive we are to a slowdown in economic growth or other adverse changes in the PRC economy which may affect demand for our products. A slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in the PRC may materially reduce the demand for our products and materially and adversely affect our business.

Currency fluctuations and restrictions on currency exchange may adversely affect our business, including limiting our ability to convert Chinese Renminbi into foreign currencies and, if Chinese Renminbi were to decline in value, reducing our revenue in U.S. dollar terms.

Our reporting currency is the U.S. dollar and our operations in China use their local currency as their functional currencies. Substantially all of our revenue and expenses are in Chinese Renminbi. We are subject to the effects of exchange rate fluctuations with respect to any of these currencies. For example, the value of the Renminbi depends to a large extent on Chinese government policies and China’s domestic and international economic and political developments, as well as supply and demand in the local market. Since 1994, the official exchange rate for the conversion of Renminbi to the U.S. dollar had generally been stable and the Renminbi had appreciated slightly against the U.S. dollar. However, on July 21, 2005, the Chinese government changed its policy of pegging the value of Chinese Renminbi to the U.S. dollar. Under the new policy, Chinese Renminbi may fluctuate within a narrow and managed band against a basket of certain foreign currencies. It is possible that the Chinese government could adopt a more flexible currency policy, which could result in more significant fluctuation of Chinese Renminbi against the U.S. dollar. We can offer no assurance that Chinese Renminbi will be stable against the U.S. dollar or any other foreign currency.

The income statements of our operations are translated into U.S. dollars at the average exchange rates in each applicable period. To the extent the U.S. dollar strengthens against foreign currencies, the translation of these foreign currencies denominated transactions results in reduced revenue, operating expenses and net income for our international operations. Similarly, to the extent the U.S. dollar weakens against foreign currencies, the translation of these foreign currency denominated transactions results in increased revenue, operating expenses and net income for our international operations. We are also exposed to foreign exchange rate fluctuations as we convert the financial statements of our foreign subsidiaries into U.S. dollars in consolidation. If there is a change in foreign currency exchange rates, the conversion of the foreign subsidiaries’ financial statements into U.S. dollars will lead to a translation gain or loss which is recorded as a component of other comprehensive income. In addition, we have certain assets and liabilities that are denominated in currencies other than the relevant entity’s functional currency. Changes in the functional currency value of these assets and liabilities create fluctuations that will lead to a transaction gain or loss. We have not entered into agreements or purchased instruments to hedge our exchange rate risks, although we may do so in the future. The availability and effectiveness of any hedging transaction may be limited and we may not be able to successfully hedge our exchange rate risks.

The application of PRC regulations relating to the overseas listing of PRC domestic companies is uncertain, and we may be subject to penalties for failing to request approval of the PRC authorities prior to listing our shares in the U.S.

On August 8, 2006, six PRC government agencies, namely, MOFCOM, SAIC, CSRC, SAFE, the State Assets Supervision and Administration Commission, and the State Administration for Taxation, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “New M&A Rules”), which became effective on September 8, 2006. The New M&A Rules purport, among other things, to require offshore “special purpose vehicles”, that are (1) formed for the purpose of overseas listing of the equity interests of PRC companies via acquisition and (2) are controlled directly or indirectly by PRC companies and/or PRC individuals, to obtain the approval of the CSRC prior to the listing and trading of their securities on overseas stock exchanges. On September 21, 2006, pursuant to the New M&A Rules and other PRC Laws, the CSRC published on its official website relevant guidance with respect to the listing and trading of PRC domestic enterprises’ securities on overseas stock exchanges (the “Related Clarifications”), including a list of application materials regarding the listing on overseas stock exchange by special purpose vehicles. Based on our understanding of current PRC Laws and as advised by our PRC counsel, because (i) the CSRC currently has not issued any definitive rule or official interpretation concerning whether our offering is subject to the New M&A Rules and Related Clarifications; (ii) we were and are not a special purpose vehicle formed or controlled by PRC individuals; and (iii) conversion of Lihua Electron and Lihua Copper from a joint venture to a wholly foreign owned enterprise was and is not subject to the New M&A Rules in accordance with Rule 55 of the New M&A Rules and Guidance Manual on Administration of Entry of Foreign Investment issued by the Department of Foreign Investment Administration of the MOFCOM in December 2008, we were and are not required to obtain the approval of CSRC under the New M&A Rules in connection with this offering.

However, there are substantial uncertainties regarding the interpretation, application and enforcement of these rules, and CSRC has yet to promulgate any written provisions or formally to declare or state whether the overseas listing of a PRC-related company structured similar to ours is subject to the approval of CSRC. Any violation of these rules could result in fines and other penalties on our operations in China, restrictions or limitations on remitting dividends outside of China, and other forms of sanctions that may cause a material and adverse effect to our business, operations and financial conditions.

The new mergers and acquisitions regulations also established additional procedures and requirements that are expected to make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise that owns well-known trademarks or China’s traditional brands. We may grow our business in part by acquiring other businesses. Complying with the requirements of the new mergers and acquisitions regulations in completing this type of transactions could be time-consuming, and any required approval processes, including CSRC approval, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

We have granted stock options to one of our directors who is a PRC citizen and, our CEO, Mr. Zhu, has options to purchase shares in our majority shareholder, Magnify Wealth, which may require registration with SAFE. We may also face regulatory uncertainties that could restrict our ability to issue equity compensation to our directors and employees and other parties who are PRC citizens or residents under PRC law.

On April 6, 2007, SAFE issued the “Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Ownership Plan or Stock Option Plan of An Overseas Listed Company, also know as “Circular 78.” It is not clear whether Circular 78 covers all forms of equity compensation plans or only those which provide for the granting of stock options. Further, it is also not clear whether Circular 78 would require SAFE approval for stock options in Magnify Wealth that are granted to Mr. Zhu. For any equity compensation plan which is so covered and is adopted by a non-PRC listed company after April 6, 2007, Circular 78 requires all participants who are PRC citizens to register with and obtain approvals from SAFE prior to their participation in the plan. In addition, Circular 78 also requires PRC citizens to register with SAFE and make the necessary applications and filings if they participated in an overseas listed company’s covered equity compensation plan prior to April 6, 2007. We have adopted an equity compensation plan and have begun to make option grants to some of our directors, one of which is a PRC citizen. Circular 78 may require PRC citizens who receive option grants to register with SAFE. We believe that the registration and approval requirements contemplated in Circular 78 will be burdensome and time consuming. If it is determined that any of our equity compensation plans, or the option grant from Magnify Wealth to Mr. Zhu are subject to Circular 78, failure to comply with such provisions may subject us and recipients of such options to fines and legal sanctions and prevent us from being able to grant equity compensation to our PRC employees. In that case, our ability to compensate our employees and directors through equity compensation would be hindered and our business operations may be adversely affected.

PRC SAFE Regulations regarding offshore financing activities by PRC residents have undertaken continuous changes which may increase the administrative burden we face and create regulatory uncertainties that could adversely affect our business.

Recent regulations promulgated by SAFE regarding offshore financing activities by PRC residents have undergone a number of changes which may increase the administrative burden we face.  The failure by our stockholders and affiliates who are PRC residents , including Mr. Zhu, who has sole voting power with respect to shares held by our majority shareholder, Magnify Wealth, to make any required applications and filings pursuant to such regulations may prevent us from being able to distribute profits and could expose us and our PRC resident stockholders to liability under PRC law.

In 2005, SAFE promulgated regulations in the form of public notices, which require registrations with, and approval from, SAFE on direct or indirect offshore investment activities by PRC resident individuals.  The SAFE regulations require that if an offshore company directly or indirectly formed by or controlled by PRC resident individuals, known as “SPC,” intends to acquire a PRC company, such acquisition will be subject to strict examination by the SAFE. Without registration, the PRC entity cannot remit any of its profits out of the PRC as dividends or otherwise.  This could have a material adverse effect on us given that we expect to be a publicly listed company in the U.S.

Because our principal assets are located outside of the United States and with the exception of one director, our directors and all our officers reside outside of the United States, it may be difficult for you to enforce your rights based on the United States Federal securities laws against us and our officers and directors in the United States or to enforce judgments of United States courts against us or them in the PRC.

With the exception of one director, all of our officers and directors reside outside of the United States. In addition, our operating subsidiaries are located in the PRC and all of their assets are located outside of the United States. China does not have a treaty with United States providing for the reciprocal recognition and enforcement of judgments of courts. It may therefore be difficult for investors in the United States to enforce their legal rights based on the civil liability provisions of the United States Federal securities laws against us in the courts of either the United States or the PRC and, even if civil judgments are obtained in courts of the United States, to enforce such judgments in PRC courts. Further, it is unclear if extradition treaties now in effect between the United States and the PRC would permit effective enforcement against us or our officers and directors of criminal penalties, under the United States Federal securities laws or otherwise.

 We may have limited legal recourse under PRC law if disputes arise under our contracts with third parties.

The Chinese government has enacted some laws and regulations dealing with matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, their experience in implementing, interpreting and enforcing these laws and regulations is limited, and our ability to enforce commercial claims or to resolve commercial disputes is unpredictable. If our new business ventures are unsuccessful, or other adverse circumstances arise from these transactions, we face the risk that the parties to these ventures may seek ways to terminate the transactions, or, may hinder or prevent us from accessing important information regarding the financial and business operations of these acquired companies. The resolution of these matters may be subject to the exercise of considerable discretion by agencies of the Chinese government, and forces unrelated to the legal merits of a particular matter or dispute may influence their determination. Any rights we may have to specific performance, or to seek an injunction under PRC law, in either of these cases, are severely limited, and without a means of recourse by virtue of the Chinese legal system, we may be unable to prevent these situations from occurring. The occurrence of any such events could have a material adverse effect on our business, financial condition and results of operations. Although legislation in China over the past 30 years has significantly improved the protection afforded to various forms of foreign investment and contractual arrangements in China, these laws, regulations and legal requirements are relatively new and their interpretation and enforcement involve uncertainties, which could limit the legal protection available to us, and foreign investors, including you. The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital and could have a material adverse impact on our operations.

We must comply with the Foreign Corrupt Practices Act.

We are required to comply with the United States Foreign Corrupt Practices Act, which prohibits U.S. companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including some of our competitors, are not subject to these prohibitions. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time-to-time in mainland China. If our competitors engage in these practices, they may receive preferential treatment from personnel of some companies, giving our competitors an advantage in securing business or from government officials who might give them priority in obtaining new licenses, which would put us at a disadvantage. Although we inform our personnel that such practices are illegal, we can not assure you that our employees or other agents will not engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties.

Due to various restrictions under PRC laws on the distribution of dividends by our PRC operating companies, we may not be able to pay dividends to our stockholders.

The Wholly-Foreign Owned Enterprise Law (1986), as amended and The Wholly-Foreign Owned Enterprise Law Implementing Rules (1990), as amended and the Company Law of the PRC (2006) contain the principal regulations governing dividend distributions by wholly foreign owned enterprises. Under these regulations, wholly foreign owned enterprises, such as Lihua Electron and Lihua Copper, may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Additionally, Lihua Electron and Lihua Copper are required to set aside a certain amount of their accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends except in the event of liquidation and cannot be used for working capital purposes. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC.  We may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from the profits of Lihua Electron and Lihua Copper.

Furthermore, if our subsidiaries in China incur debt on their own in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations through these contractual or dividend arrangements, we may be unable to pay dividends on our common stock.

Changes in foreign exchange regulations in the PRC may affect our ability to pay dividends in foreign currency or conduct other foreign exchange business.

We receive substantially all of our revenues in Renminbi, the Chinese currency, which is currently not a freely convertible currency.  The restrictions on currency exchanges may limit our ability to use revenues generated in RMB to make dividends or other payments in United States dollars.  The PRC government strictly regulates conversion of RMB into foreign currencies.  Over the years, foreign exchange regulations in the PRC have significantly reduced the government’s control over routine foreign exchange transactions under current accounts.  In the PRC, SAFE regulates the conversion of the RMB into foreign currencies.  Pursuant to applicable PRC laws and regulations, foreign invested enterprises incorporated in the PRC are required to apply for “Foreign Exchange Registration Certificates.”  Currently, conversion within the scope of the “current account” (e.g. remittance of foreign currencies for payment of dividends, etc.) can be effected without requiring the approval of SAFE. However, conversion of currency in the “capital account” (e.g. for capital items such as direct investments, loans, securities, etc.) still requires the approval of SAFE.  In addition, failure to obtain approval from SAFE for currency conversion on the capital account may adversely impact our capital expenditure plans and our ability to expand in accordance with our desired objectives.

The PRC government also may at its discretion restrict access in the future to foreign currencies for current account transactions.  If the foreign exchange control system prevents us from obtaining foreign currency, we may be unable to pay dividends or meet obligations that may be incurred in the future that require payment in foreign currency.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities.

We are dependent on our relationship with the local government in the province in which we operate our business.  Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership.  Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters.  We believe that our operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.  Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

Future inflation in China may inhibit our ability to conduct business in China. In recent years, the Chinese economy has experienced periods of rapid expansion and high rates of inflation.  Rapid economic growth can lead to growth in the money supply and rising inflation.  If prices for our products rise at a rate that is insufficient to compensate for the rise in the costs of supplies, it may have an adverse effect on profitability.  These factors have led to the adoption by Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation.  High inflation may in the future cause Chinese government to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China, and thereby harm the market for our products.

We may have difficulty establishing adequate management, legal and financial controls in the PRC.

The PRC historically has been deficient in Western style management and financial reporting concepts and practices, as well as in modern banking, and other control systems.  We may have difficulty in hiring and retaining a sufficient number of qualified employees to work in the PRC.  As a result of these factors, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet Western standards.  We may have difficulty establishing adequate management, legal and financial controls in the PRC.  Therefore, we may, in turn, experience difficulties in implementing and maintaining adequate internal controls as required under Section 404 of the Sarbanes-Oxley Act of 2002 and other applicable laws, rules and regulations.  This may result in significant deficiencies or material weaknesses in our internal controls which could impact the reliability of our financial statements and prevent us from complying with SEC rules and regulations and the requirements of the Sarbanes-Oxley Act of 2002.  Any such deficiencies, weaknesses or lack of compliance could have a materially adverse effect on our business and the public announcement of such deficiencies could adversely impact our stock price.

It may be difficult to protect and enforce our  intellectual property rights under PRC law.

Intellectual property rights in China are still developing, and there are uncertainties involved in the protection and the enforcement of such rights.   We will need to pay special attention to protecting our intellectual property and trade secrets.  Failure to do so could lead to the loss of a competitive advantage that could not be compensated by a damages award.

Under PRC law, we are required to obtain permits and business licenses, and our failure to do so would adversely impact our ability to conduct business in China.

We hold various permits, business licenses, and approvals authorizing our operations and activities, which are subject to periodic review and reassessment by the Chinese authorities.  Standards of compliance necessary to pass such reviews change from time to time and differ from jurisdiction to jurisdiction, leading to a degree of uncertainty.  If renewals, or new permits, business licenses or approvals required in connection with existing or new facilities or activities, are not granted or are delayed, or if existing permits, business licenses or approvals are revoked or substantially modified, we will suffer a material adverse effect. If new standards are applied to renewals or new applications, it could prove costly to us to meet any new level of compliance.

 If our land use rights are revoked, we would have no operational capabilities.

Under Chinese law land is owned by the state or rural collective economic organizations. The state issues to tenants the rights to use property. Use rights can be revoked and the tenants forced to vacate at any time when redevelopment of the land is in the public interest. The public interest rationale is interpreted quite broadly and the process of land appropriation may be less than transparent. Each of our two operating subsidiaries rely on these land use rights as the cornerstone of their operations, and the loss of such rights would have a material adverse effect on our company.

Because we may not be able to obtain business insurance in the PRC, we may not be protected from risks that are customarily covered by insurance in the United States.

Business insurance is not readily available in the PRC. To the extent that we suffer a loss of a type which would normally be covered by insurance in the United States, such as product liability and general liability insurance, we would incur significant expenses in both defending any action and in paying any claims that result from a settlement or judgment.

We are subject to the environmental protection law of China.

Our manufacturing process may produce by-products such as effluent, gases and noise, which are harmful to the environment.  We are subject to multiple laws governing environmental protection, such as “The Law on Environmental Protection in the PRC” and “The Law on  Prevention of Effluent Pollution  in the PRC,” as well as standards set by the relevant governmental authorities determining the classification of different wastes and proper disposal.  We have properly attained a waste disposal permit for our manufacturing facility, which details the types and concentration of effluents and gases allowed for disposal.

China is experiencing substantial problems with environmental pollution.  Accordingly, it is likely that the national, provincial and local governmental agencies will adopt stricter pollution controls.  There can be no assurance that future changes in environmental laws and regulations will not impose costly compliance requirements on us or otherwise subject us to future liabilities.  Our profitability may be adversely affected if additional or modified environmental control regulations are imposed upon us.

Any recurrence of severe acute respiratory syndrome, or SARS, or another widespread public health problem, could adversely affect our operations.

A renewed outbreak of SARS or another widespread public health problem in the PRC, where all of our revenue is derived, could have an adverse effect on our operations. Our operations may be impacted by a number of health-related factors, including quarantines or closures of some of our offices that could leave us without many employees to conduct our business which would materially and adversely affect our operations and financial condition.

Risks Related to the Common Stock

The market price for our securities may be subject to wide fluctuations.

The securities of a number of Chinese companies and companies with substantial operations in China have experienced wide fluctuations in their stock price. Among the factors that could affect the price of our Common Stock are risk factors described in this section and other factors, including:

•	announcements of competitive developments, by our competitors;

•	regulatory developments of our industry affecting us, our customers or our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	failure of our quarterly financial and operating results to meet market expectations or failure to meet our previously announced guidance, if any;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of our competitors;

•	additions or departures of our executive officers and other key personnel;

•	announcements regarding intellectual property litigation (or potential litigation) involving us or any of our directors and officers;

•	fluctuations in the exchange rates between the U.S. dollar and the Renminbi; and

•	release or expiration of the underwriters’ post-offering lock-up or other transfer restrictions on our outstanding Common Stock.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular industries or companies. For example, the capital and credit markets have been experiencing volatility and disruption for more than 12 months. Starting in September 2008, the volatility and disruption have reached extreme levels, developing into a global crisis. As a result, stock prices of a broad range of companies worldwide, whether or not they are related to financial services, have declined significantly. These market fluctuations may also have a material adverse effect on the market price of our securities.

We have never paid cash dividends and are not likely to do so in the foreseeable future.

We have never declared or paid any cash dividends on our Common Stock. We currently intend to retain any future earnings for use in the operation and expansion of our business. We do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate.

We may need additional capital and may sell additional securities or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.

We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities or equity-linked debt securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Substantial future sales of our securities in the public market, or the perception that these sales could occur, could cause the price of our securities to decline.

Additional sales of our securities in the public market or the perception that these sales could occur, could cause the market price of our securities to decline. We currently have 29,143,432 shares of our Common Stock outstanding.  Of that amount, 15,118,432 shares of Common Stock are freely transferable without restriction upon resale, and 14,025,000 shares of Common Stock will be available for sale upon the expiration of varying lock-up periods some of which are subject to volume and other restrictions as applicable under Rule 144 under the Securities Act. In addition, we may grant or sell additional options, restricted shares or other share-based awards in the future under our share incentive plan to our management, employees and other persons, the settlement and sale of which may further dilute our shares and drive down the price of our securities.

As of April 21, 2010 we had stock options outstanding to purchase an aggregate of 65,000 shares of our Common Stock, of which       52,500 are currently exercisable and warrants to purchase 1,396,100 shares of Common Stock. To the extent that the options and warrants are exercised, they may be exercised at prices below the price of our shares of Common Stock on the public market, resulting in a significant number of shares entering the public market and the dilution of our securities.

NASDAQ may delist our securities from quotation on its exchange which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

Our Common Stock is currently listed on the NASDAQ Capital Market. We cannot assure you that our securities will meet the continued listing requirements be listed on NASDAQ in the future.

If NASDAQ delists our Common Stock from trading on its exchange, we could face significant material adverse consequences including:

•	a limited availability of market quotations for our securities;

•
a determination that our Common Stock is a “penny stock” which will require brokers trading in our Common Stock to adhere to more stringent rules and possibly resulting in a reduced level of trading activity in the secondary trading market for our Common Stock;

•	a limited amount of news and analyst coverage for our company; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

If our shares of Common Stock become subject to the SEC’s penny stock rules, broker-dealers may experience difficulty in completing customer transactions and trading activity in our securities may be adversely affected.

If at any time we have net tangible assets of $5,000,000 or less and our shares of Common Stock have a market price per share of less than $5.00, transactions in our Common Stock may be subject to the “penny stock” rules promulgated under the Securities Exchange Act of 1934. Under these rules, broker-dealers who recommend such securities to persons other than institutional accredited investors must:

•	make a special written suitability determination for the purchaser;

•	receive the purchaser’s written agreement to the transaction prior to sale;

•
provide the purchaser with risk disclosure documents which identify certain risks associated with investing in “penny stocks” and which describe the market for these “penny stocks” as well as a purchaser’s legal remedies; and

•
obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in a “penny stock” can be completed.

If our Common Stock become subject to these rules, broker-dealers may find it difficult to effectuate customer transactions and trading activity in our securities may be adversely affected. As a result, the market price of our securities may be depressed, and you may find it more difficult to sell our securities.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or our future financial performance. We have attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “expects”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions. Uncertainties and other factors, including the risks outlined under the section entitled “Risk Factors” may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements.

A variety of factors, some of which are outside our control, may cause our operating results to fluctuate significantly. They include:

•	the availability and cost of products from our suppliers incorporated into our customized module design solutions;
•	changes in end-user demand for the products manufactured and sold by our customers;
•	general and cyclical economic and business conditions, domestic or foreign, and, in particular, those in China’s copper industries;
•	the rate of introduction of new products by our customers;
•	the rate of introduction of enabling technologies by our suppliers;
•	changes in our pricing policies or the pricing policies of our competitors or suppliers;
•	our ability to compete effectively with our current and future competitors;
•	our ability to manage our growth effectively, including possible growth through acquisitions;
•	our ability to enter into and renew key corporate and strategic relationships with our customers and suppliers;
•	our implementation of share-based compensation plans;
•	changes in the favorable tax incentives enjoyed by our PRC operating companies;
•	foreign currency exchange rates fluctuations;
•	adverse changes in the securities markets; and
•	legislative or regulatory changes in China.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Our expectations are as of the date of this prospectus, and we do not intend to update any of the forward-looking statements after the filing date to conform these statements to actual results, unless required by law.

USE OF PROCEEDS

We will not receive any of the proceeds from any sales of the shares offered for sale and sold under this prospectus by the selling stockholders. However, to the extent that the Warrants are exercised for cash, we will receive proceeds from any exercise of the Warrants up to an aggregate of $4,529,000.  Under the terms of the Warrants, cashless exercise is permitted but only after April 30, 2010 and then only if a registration statement covering the shares of common stock underlying the Warrants is not effective and the per share market value is higher than the exercise price of the Warrants. We intend to use the proceeds from the exercise of the Warrants, if any, for working capital and other general corporate purposes. We cannot assure you that any of the Warrants will ever be exercised or exercised for cash, if at all.

SELLING STOCKHOLDERS

We are registering for resale shares of our Common Stock that are issued and outstanding and shares of Common Stock Underlying Warrants held by the Selling Stockholders identified below. We are registering the shares to permit the Selling Stockholders and their pledgees, donees, transferees and other successors-in-interest that receive their shares from a Selling Stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares when and as they deem appropriate in the manner described in the “Plan of Distribution”.

The following table sets forth:

•	the name of the Selling Stockholders,

•	the number of shares of our Common Stock that the Selling Stockholders beneficially owned prior to the offering for resale of the shares under this prospectus,

•	the maximum number of shares of our Common Stock that may be offered for resale for the account of the Selling Stockholders under this prospectus, and

•
the number and percentage of shares of our Common Stock to be beneficially owned by the Selling Stockholders after the offering of the shares (assuming all of the offered shares are sold by the Selling Stockholders).

Of the 5,577,376 shares being registered for resale under this prospectus, 975,000 shares were issued prior to the Share Exchange by us in transactions exempt from registration under Section 4(2) of the Securities Act, and/or Regulation D promulgated thereunder. The number of shares being registered by the selling stockholders named below takes into effect a 3.006012-to-1 forward stock split effected on September 16, 2008. Upon the completion of the stock split, the 2,259,480 shares of the company’s Common Stock outstanding  immediately prior to the stock split were converted into 6,792,024 shares of Common Stock, of which 5,817,026 shares of Common Stock were repurchased by the company from the stockholders on October 31, 2008.

•	390,000 shares in the aggregate being registered were originally issued to Messrs. Rapp, Chapman and Wagenheim in a private placement by the company consummated in March 2006.
•
585,000 shares in the aggregate being registered were originally issued to BCM Equity Partners II LLC, Penumbra Worldwide LTD. and Gerald Scott Klayman in a private placement by the company consummated in June 2008. Subsequently, in October 2008, BCM Equity Partners II LLC distributed its shares of common stock to Messrs. Allen, Raskas, Appel and Hocker, each of whom are listed in the selling security holder table.

Except for Messrs. Wagenheim, Rapp and Chapman, none of the selling stockholders has been an officer or director of the Company or any of its predecessors or affiliates within the last three years, nor has any selling stockholder had a material relationship with the Company.

Except for Broadband Capital Management LLC (“Broadband”), none of the selling stockholders is a broker dealer or an affiliate of a broker dealer. None of the selling stockholders, including Broadband Capital Management LLC has any agreement or understanding to distribute any of the shares being registered.

Messrs. Appel, Chapman, Hocker, Prince, Rapp, Ari Raskas and Wagenheim  are employees of Broadband.

We entered into an exclusive placement agent agreement (the "Placement Agent Agreement") with Broadband on June 29, 2008, which was subsequently amended on August 14, 2008, for Broadband to act as our financial advisor and investment banker in the Private Placement and provide general financial advisory and investment banking services. At closing, we paid Broadband $975,000 for their services. Additionally, Broadband received Warrants to purchase up to 250,000 shares  of our common stock at an exercise price of $3.50.

We entered into an amended and restated letter agreement (the "Penumbra Agreement") with Penumbra Worldwide, Ltd. on October 27, 2008 for Penumbra to provide business consulting services to the Company including advising management on overall business strategy, assisting with corporate governance, coordinating with legal and audit teams and providing investor relations for the Company. The Penumbra Agreement is for a 15 month term. For its services, Penumbra was issued warrants to purchase 250,000 shares of our common stock at an exercise price of $3.50.

The remaining shares being registered for resale under this prospectus were issued in the Private Placement.

Each selling stockholder may offer for sale all or part of the shares from time to time. The table below assumes that the selling stockholders will sell all of the shares offered for sale. A selling stockholder is under no obligation, however, to sell any shares pursuant to this prospectus.

Name of Selling Stockholder	Shares Beneficially Owned Prior to Offering(1)	Maximum Number of Shares to be Sold (2)	Number of Shares Owned After Offering	Percentage Ownership After Offering (3)

Common Stock and Series A Warrants
CMHJ Technology Fund II, L.P. (5)	2,728,807	2,728,807	-0-	-0-
Snow Hill Developments Limited (6)	1,132,447	1,132,447	-0-	-0-
Silver Rock II, Ltd. (7)	122,000	122,000	-0-	-0-
Timothy P. Hanley & Monica A. Hanley (8)	55,455	55,455	-0-	-0-
Rohan Oza (9)	55,455	55,455	-0-	-0-
Michael J. Attkiss (10)	44,364	44,364	-0-	-0-
Alpha Capital Anstalt (11)	43,809	43,809	-0-	-0-
Roscoe E. Dean IV (12)	27,727	27,727	-0-	-0-
David W. Forti & Jennifer Hall Forti (13)	34,227	27,727	6,500	*
Milton J. Wallace & Patricia Wallace, Jt. Ten. (14)	27,727	27,727	-0-	-0-
Joseph Muoio & Margaret Muoio (15)	13,864	13,864	-0-	-0-
Mike Balducci (16)	13,864	13,864	-0-	-0-
Stanley Raskas (17)	13,864	13,864	-0-	-0-
Gerald Scott Klayman (18)	57,118	57,118	-0-	-0-
Penumbra Worldwide, LTD (19)	1,663	1,663	-0-	-0-
Common Stock
Philip Wagenheim (20)	65,033	65,033	-0-	-0-
Michael Rapp (21)	129,967	129,967	-0-	-0-
Clifford Chapman (22)	195,000	195,000	-0-	-0-
Charles W. Allen (23)	29,250	29,250	-0-	-0-
Ari Raskas (24)	24,375	24,375	-0-	-0-
Jeff Appel (25)	24,375	24,375	-0-	-0-
Thomas C. Hocker (26)	19,500	19,500	-0-	-0-
Sun Peilan	243,750	243,750	-0-	-0-
Penumbra Worldwide, Ltd.	243,750	243,750	-0-	-0-
David Prince (27)	832	832	-0-	-0-

Warrants
Philip Wagenheim	54,050	33,350	20,700	*
Michael Rapp	60,650	60,650	-0-	-0-
Clifford Chapman	100,000	100,000	-0-	-0-
Charles W. Allen	15,000	15,000	-0-	-0-
Ari Raskas	19,400	12,500	6,900	*
Jeff Appel	12,500	12,500	-0-	-0-
Thomas C. Hocker	10,000	10,000	-0-	-0-
Sun Peilan	125,000	125,000	-0-	-0-
Penumbra Worldwide, LTD	125,000	125,000	-0-	-0-
Total	5,869,823	5,835,723	-0-	-0-

* Less than 1%

(1)
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, securities that are currently convertible or exercisable into shares of our Common Stock, or convertible or exercisable into shares of our Common Stock within 60 days of the date hereof are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to the following table, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder’s name. The percentage of beneficial ownership is based on 29,143,432 shares of Common Stock outstanding as of April 21, 2010.

(2)	Includes the total number of shares of common stock that such Selling Stockholder intends to sell, regardless of the 9.9% beneficial ownership limitation, more fully explained in footnote 3.

(3)
Pursuant to the terms of the Series A Warrant at no time may such Selling Stockholder exercise the Series A Warrant for shares of our Common Stock if the exercise would result in such Selling Stockholder beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act and the rules thereunder) more than 9.9% of our then issued and outstanding shares of Common Stock; provided, however, that upon such Selling Stockholder  providing us with sixty-one days’ notice that such Selling Stockholder wishes to waive the cap, then the cap will be of no force or effect with regard to all or a portion of the shares referenced in the waiver notice. The 9.9% beneficial ownership limitation does not prevent such Selling Stockholder from selling some of its holdings and then receiving additional shares. Accordingly, each such Selling Stockholder could exercise and sell more than 9.9% of our Common Stock without ever at any one time holding more than this limit.

(5)
Consists of 2,228,807 shares of Common Stock and Series A Warrants to purchase up to 500,000 shares of Common Stock.  CMHJ Partners L.P., a Cayman Islands limited partnership (“CMHJ Partners”) and the general partners of CMHJ Technology Fund II, L.P. (the “Fund”), and CMHJ Partners Ltd., a Cayman Islands limited liability company (“CMHJ”) and the general partner of CMHJ Partners, share voting and dispositive power over the shares held by the Fund. CMHJ Partners and CMHJ may each be deemed to beneficially own the shares of Common Stock held by the Fund. CMHJ Partners and CMHJ each disclaim beneficial ownership of such shares. The address  for  CMHJ is Suite 803, Lippo Plaza 222 Huai Hai Zhong Road Shanghai 200021, PRC.

(6)
Consists of 923,447 shares of Common Stock and Series A Warrants to purchase up to 209,000 shares of Common Stock. Zhenwei Lu, the General Manager of China Merchants Technology Holdings Co. Ltd has sole voting and dispositive power over the shares of Snow Hill Developments Limited. The address for Snow Hill Developments Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(7)
Consists of 100,000 shares of Common Stock and Series A Warrants to purchase up to 22,000 shares of Common Stock. Rima Salam, a director of Silver Rock II, Ltd.  has sole voting and dispositive power over the shares of Silver Rock II, Ltd.  The address for Silver Rock II, Ltd. is c/o Ezzat Jallad Villa 52 Umm Suqeimm 3 Dubai UAE

(8)	Consists of 45,455 shares of Common Stock and Series A Warrants to purchase up to 10,000 shares of Common Stock. Timothy and Monica Hanley share voting and dispositive power over their shares.

(9)	Consists of 45,455 shares of Common Stock and Series A Warrants to purchase up to 10,000 shares of Common Stock.

(10)	Consists of 36,364 shares of Common Stock and Series A Warrants to purchase up to 8,000 shares of Common Stock.

(11)	Consists of 35,909 shares of Common Stock and Series A Warrants to purchase up to 7,900 shares of Common Stock.

(12)	Consists of 22,727 shares of Common Stock and Series A Warrants to purchase up to 5,000 shares of Common Stock.

(13)	Consists of 22,727 shares of Common Stock and Series A Warrants to purchase up to 5,000 shares of Common Stock. David and Jennifer Forti share voting and dispositive power over their shares.

(14)	Consists of 22,727 shares of Common Stock and Series A Warrants to purchase up to 5,000 shares of Common Stock. Milton and Patricia Wallace share voting and dispositive power over their shares.

(15)	Consists of 11,364 shares of Common Stock and Series A Warrants to purchase up to 2,500 shares of Common Stock. Joseph and Margaret Muoio share voting and dispositive power over their shares.

(16)	Consists of 11,364 shares of Common Stock and Series A Warrants to purchase up to 2,500 shares of Common Stock.

(17)	Consists of 11,364 shares of Common Stock and Series A Warrants to purchase up to 2,500 shares of Common Stock.

(18)	Consists of 46,818 shares of Common Stock and Series A Warrants to purchase up to 10,300 shares of Common Stock.

(19)
Consists of 1,363 shares of Common Stock and Series A Warrants to purchase up to 300 shares of Common Stock. Samuel May is the sole director of Penumbra Worldwide Ltd., and has sole voting and dispositive power over the shares.   Penumbra Worldwide Ltd. provides business and investor relations consulting services to the company.  The address for Penumbra Worldwide Ltd. is  Unit D, 11 th Floor, Ho Lee Commercial Building, 38-34 D’Aguilar Street Central, Hong Kong.

(20)
Mr. Wagenheim is an employee of Broadband Capital Management, LLC, which was financial adviser and placement agent to the Company in the private placement.  Mr. Wagenheim was Secretary and a director of the Company prior to the Share Exchange.

(21)
Mr. Rapp is an employee of Broadband Capital Management, LLC, which was financial adviser and placement agent to the Company in the private placement Mr. Rapp was Chief Executive Officer, Principal Financial Officer and a director of the Company prior to the Share Exchange.

(22)
Mr. Chapman is an employee of Broadband Capital Management, LLC, which was financial adviser and placement agent to the Company in the private placement.  Mr. Chapman was a director of the Company prior to the Share Exchange.

(23)	Mr. Allen is an employee of Broadband Capital Management, LLC, which was financial adviser and placement agent to the Company in the private placement.

(24)	Mr. Raskas is an employee of Broadband Capital Management, LLC, which was financial adviser and placement agent to the Company in the private placement.

(25)	Mr. Appel is an employee of Broadband Capital Management, LLC, which was financial adviser and placement agent to the Company in the private placement.

(26)	Mr. Hocker is an employee of Broadband Capital Management, LLC, which was financial adviser and placement agent to the Company in the private placement.

(27)	Mr. Prince is an employee of Broadband Capital Management, LLC, which was financial adviser and placement agent to the Company in the private placement.

PLAN OF DISTRIBUTION

The Selling Stockholders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock being offered under this prospectus on any stock exchange, market or trading facility on which shares of our Common Stock are traded or quoted or in private transactions. These sales may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. The Selling Stockholders may use any one or more of the following methods when disposing of shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resales by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that the registration statement of which this prospectus is a part is declared effective by the SEC;

•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any of these methods of sale; and

•	any other method permitted pursuant to applicable law.

The shares may also be sold under Rule 144 under the Securities Act of 1933, as amended, if available for a selling stockholder, rather than under this prospectus. The Selling Stockholders have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

The Selling Stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

Broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, which commissions as to a particular broker or dealer may be in excess of customary commissions to the extent permitted by applicable law.

If sales of shares offered under this prospectus are made to broker-dealers as principals, we would be required to file a post-effective amendment to the registration statement of which this prospectus is a part. In the post-effective amendment, we would be required to disclose the names of any participating broker-dealers and the compensation arrangements relating to such sales.

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares offered under this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. Commissions received by these broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Any broker-dealers or agents that are deemed to be underwriters may not sell shares offered under this prospectus unless and until we set forth the names of the underwriters and the material details of their underwriting arrangements in a supplement to this prospectus or, if required, in a replacement prospectus included in a post-effective amendment to the registration statement of which this prospectus is a part.

The Selling Stockholders and any other persons participating in the sale or distribution of the shares offered under this prospectus will be subject to applicable provisions of the Exchange Act, and the rules and regulations under that act, including Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any of the shares by, the Selling Stockholders or any other person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to those securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

Broadband Capital Management LLC (“Broadband”) is a registered broker dealer and a FINRA member firm and certain of its associated persons are listed as Selling Stockholders in this prospectus. Broadband served as placement agent in our recently completed private placement offering, and received, in addition to cash commissions and reimbursement of some expenses, Series B warrants to purchase an aggregate of 250,000 shares of our Common Stock with an exercise price of $3.50 per share.  Broadband assigned all of the 250,000 Class B Warrants it received as compensation to the officers and registered employees named as Selling Stockholders in this prospectus as allowed under NASD Rule 2710 (g)(2).

The warrants held by Broadband’s associated persons expire on October 30, 2013.  The 250,000 shares of Common Stock issued or issuable upon exercise of the Series B Warrants received by Broadband are restricted from sale, transfer, assignment, pledge or hypothecation or from being the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the effective date of the registration statement of which this prospectus forms a part, except transfers of the warrants to officers or partners of Broadband as allowed under Rule 2710 (g)(1) and (2).

Broadband has indicated to us its willingness to act as selling agent on behalf of certain of the Selling Stockholders named in the prospectus under the section titled "Selling Stockholders" that purchased our privately placed securities. All shares sold, if any, on behalf of Selling Stockholders by Broadband would be in transactions executed by Broadband on an agency basis and commissions charged to its customers in connection with each transaction shall not exceed a maximum of 5% of the gross proceeds. Broadband does not have an underwriting agreement with us and/or the Selling Stockholders and no Selling Stockholder is required to execute transactions through Broadband. Further, other than any existing brokerage relationship as customers with Broadband, no Selling Stockholders has any pre-arranged agreement, written or otherwise, with Broadband to sell their securities through Broadband.

Rule 2710 requires members firms to satisfy the filing requirements of Rule 2710 in connection with the resale, on behalf of Selling Stockholders, of the securities on a principal or agency basis. NASD Notice to Members 88-101 states that in the event a Selling Stockholder intends to sell any of the shares registered for resale in this prospectus through a member of FINRA participating in a distribution of our securities, such member is responsible for insuring that a timely filing, if required, is first made with the Corporate Finance Department of FINRA and disclosing to FINRA the following:

•	it intends to take possession of the registered securities or to facilitate the transfer of such certificates;

•	the complete details of how the Selling Stockholders’ shares are and will be held, including location of the particular accounts;

•
whether the member firm or any direct or indirect affiliates thereof have entered into, will facilitate or otherwise participate in any type of payment transaction with the Selling Stockholders, including details regarding any such transactions; and

•
in the event any of the securities offered by the Selling Stockholders are sold, transferred, assigned or hypothecated by any Selling Stockholder in a transaction that directly or indirectly involves a member firm of FINRA or any affiliates thereof, that prior to or at the time of said transaction the member firm will timely file all relevant documents with respect to such transaction(s) with the Corporate Finance Department of FINRA for review.

No FINRA member firm may receive compensation in excess of that allowable under FINRA rules, including Rule 2710, in connection with the resale of the securities by the selling shareholders, which total compensation may not exceed 8%.

If any of the shares of Common Stock offered for sale pursuant to this prospectus are transferred other than pursuant to a sale under this prospectus, then subsequent holders could not use this prospectus until a post-effective amendment or prospectus supplement is filed, naming such holders. We offer no assurance as to whether any of the Selling Stockholders will sell all or any portion of the shares offered under this prospectus.

We have agreed to pay all fees and expenses we incur incident to the registration of the shares being offered under this prospectus. However, each selling stockholder and purchaser is responsible for paying any discounts, commissions and similar selling expenses they incur.

We and the Selling Stockholders have agreed to indemnify one another against certain losses, damages and liabilities arising in connection with this prospectus, including liabilities under the Securities Act.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 85,000,000 shares, par value $0.0001 per share, consisting of 75,000,000 shares of Common Stock (“Common Stock”) and 10,000,000 shares of preferred stock, of which all 10,000,000 have been designated as Series A Preferred Stock.

We have 29,143,432 shares of Common Stock currently issued and outstanding.  In addition, we have outstanding warrants to purchase (i) 1,294,000 shares of our Common Stock at an exercise price of $3.50 per share and (ii) 138,000 shares of our Common Stock at an exercise price of $4.80 per share.

Dividend Rights

Subject to the rights of the holders of preferred stock, as discussed below, the holders of outstanding Common Stock are entitled to receive dividends out of funds legally available at the times and in the amounts that the Board of Directors may determine.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share of Common Stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our certificate of incorporation, as amended and restated. Any action other than the election of directors shall be authorized by a majority of the votes cast, except where the Delaware General Corporation Law prescribes a different percentage of votes and/or exercise of voting power.

No Preemptive or Similar Rights

Holders of our Common Stock do not have preemptive rights, and shares of our Common Stock are not convertible or redeemable.

Right to Receive Liquidation Distributions

Subject to the rights of the holders of preferred stock, as discussed below, upon our dissolution, liquidation or winding-up, our assets legally available for distribution to our stockholders are distributable ratably among the holders of Common Stock.

Preferred Stock

We have 10,000,000 authorized shares of preferred stock par value $0.0001 per share, of which all of the shares are designated as Series A Preferred Stock (the “Preferred Stock”). Prior to the consummation of our initial public offering , there were 6,818,182 shares of Preferred Stock issued and outstanding. As of the date of this prospectus all of the shares of Preferred Stock have been converted into Common Stock. There are currently no shares of Preferred Stock issued and outstanding.

Series A Warrants

We have Series A Warrants to purchase up to 800,000 shares of our Common Stock at an exercise price of $3.50 per share issued and outstanding. The Series A Warrants, at the option of the holder, may be exercised by cash payment of the exercise price or, commencing 18 months following the closing of the Private Placement, if the per share market value of one share of Common Stock is greater than the exercise price and a registration statement under the Securities Act of 1933, as amended, covering the shares of Common Stock underlying the Series A Warrants is not then declared effective by the SEC, in lieu of exercising the Series A Warrants by payment of cash, a holder may exercise the Series A Warrant by a cashless exercise by surrender of the Series A Warrant, in which event we will issue to the holder a number of shares of our Common Stock computed using the following formula:

X = Y - (A)(Y) B

Where	X =	the number of shares of Common Stock to be issued to the holder.

	Y =	the number of shares of Common Stock issuable upon exercise of the Series A Warrant in accordance with the terms of the Series A Warrant by means of a cash exercise rather than a cashless exercise.

	A =	the Exercise Price.

	B =	the per share market value of one share of Common Stock on the trading day immediately preceding the date of such election.

We will not receive any additional proceeds to the extent that the Series A Warrants are exercised by cashless exercise.

The exercise price and number of shares of our Common Stock issuable upon exercise of the Series A Warrants may be adjusted in certain circumstance, including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation and the issuance of rights to purchase additional shares of our Common Stock or to receive other securities convertible into additional shares of Common Stock.

Until October 31, 2011, we must get prior consent from the holders of a majority of the Series A Warrants prior to issuing any additional shares of Common Stock or securities exercisable, convertible or exchangeable for Common Stock at a price per share less than the exercise price then in effect or without consideration.

No fractional shares will be issued upon exercise of the Series A Warrants. If, upon exercise of a Series A Warrant, a holder would be entitled to receive a fractional interest in a share, we will pay to the holder cash equal to such fraction multiplied by the then fair market value of one full share.

Pursuant to the terms of the Series A Warrants, we will not effect the exercise of any Series A Warrant, and no person who is a holder of any Series A Warrant has the right to exercise the Series A Warrant, to the extent that after giving effect to such exercise, such person would beneficially own in excess of 9.9% of the then outstanding shares of our Common Stock. However, the holder is entitled to waive this cap upon 61 days notice to us.

We have the right to redeem up to 9.9% of the Series A Warrants at a price equal to $0.01 per share of our Common Stock underlying such warrants if (i) our Common Stock is traded on a national securities exchange, (ii) the daily volume weighted average price of our Common Stock is above $8.87 for 30 consecutive trading days ending on the date of the notice of redemption, and (iii) the average daily trading volume for the trading period is greater than 300,000 shares per day ; provided, that all shares underlying such Series A Warrants are registered pursuant to an effective registration statement and we simultaneously call all of the Series A Warrants on the same terms. We will have the right, but not the obligation, to redeem the Series A Warrants at any time, and from time to time, provided , that at such time, the foregoing conditions have been met, but in no event can we redeem the Series A Warrants more than once in any thirty (30) trading day period.

Series B Warrants

We have Series B Warrants to purchase up to 494,000 shares of our Common Stock at an exercise price of $3.50 per share issued and outstanding. The Series B Warrants, at the option of the holder, may be exercised by cash payment of the exercise price or by “cashless exercise”. We will not receive any additional proceeds to the extent that warrants are exercised by cashless exercise.

If the per share market value of one share of Common Stock is greater than the exercise price and at the time of election, the average trading volume of our Common Stock exceeds 100,000 shares for the immediately preceding 30 trading days, in lieu of exercising the Series B Warrant by payment of cash, the holder may exercise the Series B Warrant by cashless exercise by surrendering the Series B Warrant, in which event we will issue to the holder a number of shares of our Common Stock computed using the following formula:

X = Y - (A)(Y) B

Where:	X =	the number of shares of Common Stock to be issued to the Holder.

	Y =	the number of shares of Common Stock issuable upon exercise of the Series B Warrant in accordance with the terms of the Series B Warrant by means of a cash exercise rather than a cashless exercise.

	A =	the exercise price.

	B =	the volume weighted average price of the Common Stock for the 30 trading day period immediately preceding the date of such election.

The exercise price and number of shares of our Common Stock issuable upon exercise of the warrants may be adjusted in certain circumstances, including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation and the issuance of rights to purchase additional shares of our Common Stock or to receive other securities convertible into additional shares of Common Stock.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of a warrant, a holder would be entitled to receive a fractional interest in a share, we will pay to the holder cash equal to such fraction multiplied by the then fair market value of one full share.

Underwriter Warrants

We have warrants to purchase up to 138,000 shares of our Common Stock at an exercise price of $4.80 per share issued and outstanding. These warrants were issued to Broadband Capital Management LLC and Rodman & Renshaw LLC, the underwriters in our initial public offering. The warrants are exercisable commencing on March 4, 2010 and will be exercisable for five (5) years thereafter. The warrant is not redeemable by us, and allows for “cashless” exercise. The warrant also provides for unlimited “piggyback” registration rights at our expense with respect to the underlying shares of common stock during the five (5) year period commencing on March 4, 2010.

Anti-Takeover Provisions

Delaware Anti-Takeover Law

Under Section 203 of the Delaware Corporation Law (the "Delaware anti-takeover law"), certain "business combinations" are prohibited between a Delaware corporation, the stock of which is generally publicly traded or held of record by more than 2,000 stockholders, and an "interested stockholder" of such corporation for a three-year period following the date that such stockholder became an interested stockholder, unless (i) the corporation has elected in its certificate of incorporation not to be governed by the Delaware anti-takeover law (the Company has not made such an election), (ii) the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder, (iii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan), or (iv) the business combination was approved by the board of directors of the corporation and ratified by 66 2/3% of the voting stock which the interested stockholder did not own. The three-year prohibition also does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries, and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as those stockholders who become beneficial owners of 15% or more of a Delaware corporation's voting stock. These statutory provisions could delay or frustrate the removal of incumbent directors or a change in control of the Company. They could also  discourage, impede, or prevent a merger, tender offer, or proxy contest, even if such event would be favorable to the interests of stockholders.

Our Certificate of Incorporation grants the Board of Directors the authority, without any further vote or action by stockholders, to issue preferred stock in one or more series, fix the number of shares constituting the series and establish the preferences, limitations and relative rights, including dividend rights, dividend rate, voting rights, terms of redemption, redemption price or prices, redemption rights and liquidation preferences of the shares of the series. The existence of authorized but unissued preferred stock could reduce our attractiveness as a target for an unsolicited takeover bid, since we could, for example, issue preferred stock to parties who might oppose such a takeover bid, or issue shares with terms the potential acquirer may find unattractive. This may have the effect of delaying or preventing a change in control, discourage bids for the common stock at a premium over the market price, and adversely affect the market price, and voting and other rights of holders of common stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized preferred stock, unless otherwise required by law.

Lock-Up Agreements

On the Closing Date of the Share Exchange, we entered into a lock-up agreement with certain persons who were stockholders prior to the Share Exchange (the “ Original Stockholder Lock-Up Agreement”) and a lock-up agreement with members of our management (the “Principal Stockholder Lock-Up Agreement”).

We had 975,000 shares of common stock issued and outstanding prior to the Share Exchange, which shares have been registered in the Registration Statement, of which this prospectus forms part. All of these shares may be freely sold and transferred, subject to the Original Stockholder Lock-Up Agreement. Pursuant to the Original Stockholder Lock-Up Agreement, each stockholder who signed the Original Stockholder Lock-Up Agreement has agreed not to offer, sell, contract to sell, assign, transfer, hypothecate, gift, pledge or grant a security interest in, or otherwise dispose of, or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition of (each, a “Transfer”), their shares until the earlier of March 4, 2010 (the date that was six months following the listing of our common stock on NASDAQ), and November 13, 2010 (eighteen months following the date that the Registration Statement of which this prospectus is part, was declared effective by the SEC) (the “Original Stockholder Lock-Up Period”). As of the date hereof, the Original Stockholder Lock-Up Period has expired, however, it was also agreed that, during the twelve months immediately following the Original Stockholder Lock-Up Period, the stockholders subject to the Original Stockholder Lock-Up Agreement may not Transfer more than one-tenth of the total trading volume of the Company’s Common Stock for the preceding thirty day period.

Certain members of our management are subject to a Principal Stockholder Lock-Up Agreement, pursuant to which each such stockholder has agreed to not Transfer their shares until September 4, 2011 (the date that is 24 months following the listing of our common stock on NASDAQ) (the “Principal Stockholder Lock-Up Period).  It was also agreed that, during the 12  months immediately following the Principal Stockholder Lock-Up Period, such stockholders may not Transfer more than one-twelfth of their total holdings of Common Stock as of the Closing Date during any one calendar month. If at any time both Vision Opportunity China LP and CMHJ Technology Fund II, L.P. own an amount of common stock that is less than 5% of their respective original investments, then the respective Lock-Up Periods will expire.

TRANSFER AGENT AND REGISTRAR

The Transfer Agent and Registrar for shares of our Common Stock and Preferred Stock is Corporate Stock Transfer, Inc., 3200 Cherry Creek Drive So., #430, Denver, Colorado 80209. Our Transfer Agent and Registrar’s telephone number is 303-282-4800.

LEGAL MATTERS

Certain legal matters governed by the laws of the State of New York and of Delaware with respect to the validity of the offered securities have been passed upon for us by Loeb & Loeb LLP, New York, New York.

EXPERTS

The consolidated balance sheets of Lihua International, Inc. and subsidiaries as of December 31, 2009 and 2008 and the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows for the years then ended are incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K have been audited by AGCA Inc., an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

 WHERE YOU CAN FIND ADDITIONAL INFORMATION ABOUT US

We have filed a Post-Effective Amendment No. 2 to the registration statement on Form S-3 with the SEC for the securities we being offered by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. We will provide this information upon oral or written request, free of charge. Any requests for this information should be made by calling or sending a letter to the Secretary of the Company, c/o Lihua International, Inc., at the Company’s office located at Houxiang Five-Star Industry District, Danyang City, Jiangsu Province, PRC 212312. The Company’s telephone number is +86 (511) 86317399.

We are required to file annual and quarterly reports, current reports, proxy statements, and other information with the SEC. We make these documents publicly available, free of charge, on our website at www.bioaobo.com as soon as reasonably practicable after filing such documents with the SEC. You can read our SEC filings, including the registration statement, on the SEC’s website at http://www.sec.gov . You also may read and copy any document we file with the SEC at its public reference facility at:

Public Reference Room
100 F Street N.E.
Washington, DC 20549.

Please call the SEC at 1-800-732-0330 for further information on the operation of the public reference facilities.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents filed by us with the Securities and Exchange Commission are incorporated by reference in this prospectus:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed on March 31, 2010;

•	Current Reports on Form 8-K, filed on April 9, 2010, April 13, 2010 and April 19, 2010; and

•
The description of our Common Stock set forth in our Registration Statement on Form 8-A (Registration No. 001-34445) filed with the SEC on August 31, 2009, including any amendments thereto or reports filed for the purpose of updating such description.

All documents subsequently filed with the Securities and Exchange Commission by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, after the date of the initial registration statement (other than current reports or portions thereof furnished under Items 2.02 or 7.01 of Form 8-K), prior to the termination of this offering, shall be deemed to be incorporated by reference herein and to be part of this prospectus from the respective dates of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof or of the related prospectus supplement to the extent that a statement in any other subsequently filed document which is also incorporated or deemed to be incorporated herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

5,835,723 Shares

Common Stock

LIHUA INTERNATIONAL, INC.

Prospectus

Until _____, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid by the Registrant in connection with the issuance and distribution of the Common Stock being registered. All amounts other than the SEC registration fee are estimates.

SEC Registration Fee	$950

Printing and Engraving Expenses	5,000

Legal Fees and Expenses	13,000

Accounting Fees and Expenses	10,000

Miscellaneous	5,000

Total	$33,950

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the “Securities Act”).

The Certificate of Incorporation and By-Laws of the Registrant provide that the registrant shall indemnify any person to the full extent permitted by the Delaware General Corporation Law (the “DGCL”). Section 145 of the DGCL, relating to indemnification, is hereby incorporated herein by reference.

In accordance with Section 102(a)(7) of the DGCL, the Certificate of Incorporation of the registrant eliminates the personal liability of directors to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director with certain limited exceptions set forth in Section 102(a)(7).

In addition, the registrant currently maintains an officers’ and directors’ liability insurance policy which insures, Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant, pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Item 15. Exhibits and Financial Statement Schedules

EXHIBITS

The following exhibits are filed as part of this registration statement:

EXHIBIT NUMBER	DESCRIPTION
2.1	Share Exchange Agreement dated as of October 31, 2008 (1)
2.2	Agreement and Plan of Merger, dated September 19, 2008 (1)
4.1	Form of Series A Warrant (1)
4.2	Form of Series B Warrant (1)
4.3	Common Stock Purchase Agreement by and between Plastron Acquisition Corp I and Scheduled Purchasers thereto, dated June 27, 2008. (2)
4.4	Specimen Common Stock Certificate (3)
4.5	Form of Underwriter Warrant (4)

4.6	Warrant Amendment to Series A Warrant, dated December 22, 2009 (5)
4.7	Warrant Amendment to Series B Warrant, dated December 22, 2009 (5)
5.1	Opinion of Loeb & Loeb regarding legality of securities. (6)
23.1+	Consent of AGCA
24+	Power of Attorney

+ Filed herewith.

(1)	Incorporated by reference to the Company’s Current Report on Form 8-K, filed with the SEC on November 6, 2008

(2)	Incorporated by reference to the Company’s Current Report on Form 8-K, filed with the SEC on July 3, 2008

(3)	Incorporated by reference to the Company’s Registration Statement on Form S-1, Amendment No. 1, filed with the SEC on July 13, 2009.

(4)	Incorporated by reference to the Company’s Registration Statement on Form S-1, Amendment No. 2, filed with the SEC on August 17, 2009.

(5)	Incorporated by reference to the Company’s Current Report on Form 8-K, filed with the SEC on December 29, 2009

(6)	Incorporated by reference to the Company’s Registration Statement on Form S-1, Amendment No. 3, filed with the SEC on April 3, 2009.

Item 16. Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made pursuant to this Registration Statement, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

 In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing Post-Effective Amendment No. 2 to Form S-1 on this Form S-3, as amended and has authorized this Post-Effective Amendment No. 2 to Form S-1 on this Form S-3, as amended to be signed on its behalf by the undersigned in the City of Danyang, People’s Republic of China, on April 26, 2010.

LIHUA INTERNATIONAL

By:	/s/ Jianhua Zhu
Name: Jianhua Zhu
Title: Chief Executive Officer and President

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jianhua Zhu and Roy Yu or either of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date

/s/ Jianhua Zhu	Chairman, Chief Executive Officer and President	April 26, 2010
Jianhua Zhu	(Principal Executive Officer)

/s/ Yang “Roy” Yu	Chief Financial Officer (Principal Accounting Officer)	April 26, 2010
Yang “Roy” Yu
*
/s/Yaying Wang	Director	April 26, 2010
Yaying Wang

*	Director	April 26, 2010
Jonathan Serbin

*	Director	April 26, 2010
Robert Bruce

/s/ Kelvin Lau	Director	April 26, 2010
Kelvin Lau

*Jianhua Zhu
Jianhua Zhu
Attorney-in-fact

EXHIBIT INDEX
EXHIBIT NUMBER	DESCRIPTION
2.1	Share Exchange Agreement dated as of October 31, 2008 (1)
2.2	Agreement and Plan of Merger, dated September 19, 2008 (1)
4.1	Form of Series A Warrant (1)
4.2	Form of Series B Warrant (1)
4.3	Common Stock Purchase Agreement by and between Plastron Acquisition Corp I and Scheduled Purchasers thereto, dated June 27, 2008. (2)
4.4	Specimen Common Stock Certificate (3)
4.5	Form of Underwriter Warrant (4)
4.6	Warrant Amendment to Series A Warrant, dated December 22, 2009 (5)
4.7	Warrant Amendment to Series B Warrant, dated December 22, 2009 (5)
5.1	Opinion of Loeb & Loeb regarding legality of securities. (6)
23.1+	Consent of AGCA
24+	Power of Attorney

+ Filed herewith.

(1)	Incorporated by reference to the Company’s Current Report on Form 8-K, filed with the SEC on November 6, 2008

(2)	Incorporated by reference to the Company’s Current Report on Form 8-K, filed with the SEC on July 3, 2008

(3)	Incorporated by reference to the Company’s Registration Statement on Form S-1, Amendment No. 1, filed with the SEC on July 13, 2009.

(4)	Incorporated by reference to the Company’s Registration Statement on Form S-1, Amendment No. 2, filed with the SEC on August 17, 2009.

(5)	Incorporated by reference to the Company’s Current Report on Form 8-K, filed with the SEC on December 29, 2009

(6)	Incorporated by reference to the Company’s Registration Statement on Form S-1, Amendment No. 3, filed with the SEC on April 3, 2009.